As filed with the Securities and Exchange Commission on January 16, 2015

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

PIMCO Corporate & Income Opportunity Fund

(Name of Subject Company (Issuer))

PIMCO Corporate & Income Opportunity Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series M, Series T, Series W, Series TH and Series F, Par Value $0.00001

(Title of Class of Securities)

72201B200

72201B309

72201B408

72201B507

72201B606

(CUSIP Number of Class of Securities)

Joshua D. Ratner

PIMCO Corporate & Income Opportunity Fund

1633 Broadway

New York, NY 10019

Telephone: (212) 739-3064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$325,000,000 (a)	$37,765 (b)

(a) Calculated as the aggregate book value of 13,000 shares in the offer, based on a book value of the liquidation preference of $25,000 per share.

(b) Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by PIMCO Corporate & Income Opportunity Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series M, Series T, Series W, Series TH and Series F (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2015 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 87% of the liquidation preference of $25,000 per share (or $21,750 per share) in cash, plus any unpaid dividends accrued through February 27, 2015, or such later date to which the Offer is extended, and one non-transferrable contingent payment right (“CPR”), which represents the contractual right to receive the CPR Payment (as defined in the Offer to Purchase), if any, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated January 16, 2015.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on January 16, 2015.

(d)(i)	Tender Offer and Standstill Agreement, dated January 13, 2015, by and between PIMCO Corporate & Income Opportunity Fund, Allianz Global Investors Fund Management LLC, Pacific Investment Management Company LLC, Brigade Capital Management, LP, Brigade Leveraged Capital Structures Fund Ltd. and Donald E. Morgan, III.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO Corporate & Income Opportunity Fund

By:	/s/ Peter G. Strelow

Name:	Peter G. Strelow

Title:	President & Principal Executive Officer

Dated as of: January 16, 2015

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated January 16, 2015.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(5)(i)	Press Release issued on January 16, 2015.

(d)(i)	Tender Offer and Standstill Agreement, dated January 13, 2015, by and between PIMCO Corporate & Income Opportunity Fund, Allianz Global Investors Fund Management LLC, Pacific Investment Management Company LLC, Brigade Capital Management, LP, Brigade Leveraged Capital Structures Fund Ltd. and Donald E. Morgan, III.